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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER
   TO SELL THESE SECURITIES NOR A SOLICITATION OF CONSENTS TO THE PROPOSED
     AMENDMENTS. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE AND
       CONSENT SOLICITATION DATED JULY 27, 1998 AND THE RELATED LETTER
                          OF TRANSMITTAL AND CONSENT.

                            AT&T CAPITAL CORPORATION
              NOTICE OF OFFER TO PURCHASE AND CONSENT SOLICITATION
                            ANY AND ALL OUTSTANDING
                             CAPITA PREFERRED TRUST
           9.06% TRUST ORIGINATED PREFERRED SECURITIES'sm' ('TOPrS'sm'')
                               (CUSIP 139710206)
                            FOR $29.69 PER SECURITY

     AT&T Capital Corporation, a Delaware corporation ('AT&T Capital') and a wholly-owned subsidiary of Newcourt Credit Group Inc., invites the holders of 9.06% Trust Originated Preferred Securities (Liquidation Amount $25 per Trust Preferred Security) ('Trust Preferred Securities' or 'Securities') of Capita Preferred Trust (the 'Trust'), a statutory business trust formed under the laws of the State of Delaware and an affiliate of AT&T Capital, to tender any and all of their Securities for purchase at the price of $29.69 per Security (the 'Purchase Price'), plus an amount equal to any accrued and unpaid distribution accumulated on each tendered Security up to but not including the Payment Date, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation, dated July 27, 1998 and in the related Letter of Transmittal and Consent (together, the 'Offer'). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase and Consent Solicitation.

THE OFFER AND RELATED WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, AUGUST 21, 1998 (THE 'EXPIRATION DATE'), UNLESS EXTENDED.

     The Offer is conditioned upon, among other things, the receipt by AT&T Capital of Consents to the Proposed Amendments, as described below, from holders of record of Trust Preferred Securities as of July 20, 1998 (the 'Record Date') representing a majority in liquidation amount of all of the outstanding Trust Preferred Securities (the 'Requisite Consents'). See 'Terms of the
Offer -- Certain Conditions of the Offer' in the Offer to Purchase and Consent Solicitation.

     The proper tender of Securities by such holders as of the Record Date shall constitute the giving of a Consent by such holders with respect to their tendered Securities. However, holders of record as of the Record Date have the right to consent to the Proposed Amendments regardless of whether they tender their Securities.

     If AT&T Capital receives the Requisite Consents, accepts for purchase and purchases Securities in the Offer and effects the adoption of the Proposed Amendments, holders who do not validly tender, or who do not tender any of, their Securities in the Offer will receive a redemption price of $29.25 per Security (the 'Redemption Price'), plus an amount equal to any accrued and unpaid distribution accumulated on each redeemed security up to but not including the Payment Date, net to the seller in cash. The Redemption Price is less than the Purchase Price. If Requisite Consents are received, AT&T Captal will issue a press release announcing its receipt of such Requisite Consents, which announcement will be made at least five business days prior to the Expiration Date (and, if necessary, AT&T Capital will extend the scheduled Expiration Date so that five business days remain in the Offer period following such announcement during which non-tendering holders may tender their Securities). See 'The Consent Solicitation -- Optional Redemption of Non-Tendered Securities' in the Offer to Purchase and Consent Solicitation.


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     Neither Newcourt, AT&T Capital, the Subsidiary Issuers, the Partnership,
the Trust, their respective Boards of Directors, General Partner or Trustees nor any of their respective officers makes any recommendation to any holder as to whether to tender any or all Securities or to consent to the Proposed Amendments. Each holder must make his or her own decision as to whether to tender Securities and, if so, how many Securities to tender or to consent to the Proposed Amendments.

     Tenders of Securities made pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 24, 1998, unless theretofore accepted for payment by AT&T Capital as provided in the Offer to Purchase and Consent Solicitation. The Offer to Purchase and Consent Solicitation is first being mailed on or about July 27, 1998.

     AT&T Capital will pay to Soliciting Dealers solicitation fees for Securities tendered, accepted for payment and paid for pursuant to the Offer, subject to certain conditions. See 'Solicitation Fees, Other Fees and Expenses' in the Offer to Purchase and Consent Solicitation. Soliciting Dealers are not entitled to solicitation fees for any Securities beneficially owned by such Soliciting Dealers.

     The Offer to Purchase and Consent Solicitation and the related Letter of Transmittal and Consent contain important information which should be read before any decision is made with respect to the Offer.

     The information required to be disclosed by Rule 14d-6(e)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and Consent Solicitation and is incorporated herein by reference.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and Consent Solicitation and the related Letter of Transmittal and Consent or other tender offer or consent materials may be directed to the Information Agent and such copies will be furnished promptly at AT&T Capital's expense. Holders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer and the Consent Solicitation.

                    The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers Call Collect (212) 440-9800:
                                       or
                   All Others Call Toll-Free: (800) 223-2064

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
                     World Financial Center -- North Tower
                                200 Vesey Street
                         New York, New York 10281-1307
                           (888) ML4-TNDR (toll-free)
                                 (888) 654-8637
                            Attn: Susan L. Weinberg

July 28, 1998

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